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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*


                            TEAM America Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878153 10 5
              --------------------------------------------------
                                 (CUSIP Number)



 Ron P. Saunders, Global Employment Solutions, Inc., 14142 Denver West Parkway,
       Suite 350, Golden, CO 80401, (303) 216-9500, and Steven S. Siegel,
      Brownstein Hyatt & Farber, P.C., 410 Seventeenth Street, Suite 2200,
                        Denver, CO 80202, (303) 223-1100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                               September 23, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-d-1(e), 240.13-d-1(f) or 240.13-d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

---------------------                                      ---------------------
CUSIP No. 878153 10 5                 13D                            Page 2 of 4
---------------------                                      ---------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Global Employment Solutions, Inc. / 84-1453033
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions).

     (a)  / /
     (b)  / /
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     Not applicable. See Item 3 of Information Statement below.
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     United States of America/Colorado Corporation
--------------------------------------------------------------------------------

Number of               7.   Sole Voting Power                           - 0 - *
Shares
Beneficially            8.   Shared Voting Power                         - 0 - *
Owned by Each
Reporting               9.   Sole Dispositive Power                      - 0 - *
Person With:
                       10.  Shared Dispositive Power                     - 0 - *

*  Includes shares owned by the officers and directors of the reporting person.

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person        - 0 - *

*  Includes shares owned by the officers and directors of the reporting person.

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         - 0 - *

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)                CO

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

             Information Statement Pursuant to Rules 13d-1 and 13d-2



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of TEAM America Corporation's common stock.

     The reporting person has terminated its previously announced Agreement and Plan of Merger and all related agreements (i.e., the Shareholders Voting Agreement) with TEAM America Corporation, and no longer has any intention to acquired TEAM America Corporation. As a result, the reporting person will not seek to finance the terminated merger transaction.

ITEM 4. PURPOSE OF TRANSACTION

     See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  Amount beneficially owned: - 0 - *      Percent of class: - 0 - *

(b)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote: - 0 - *

     (ii)  Shared power to vote or to direct the vote: - 0 - *

     (iii) Sole power to dispose or to direct the disposition of: - 0 - *

     (iv)  Shared power to dispose or to direct the disposition of: - 0 - *

     *  Includes shares owned by officers and directors of the reporting person.

(c)  See Item 3 above.

     INSTRUCTION:  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                June 6, 2000
                              --------------------------------------------------
                                                    Date

                                             /s/ Ron P. Saunders
                              --------------------------------------------------
                                                 Signature

                              Ron P. Saunders/President, Chief Executive Officer
                                         and Chairman of the Board
                              --------------------------------------------------
                                                Name/Title



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).